UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

6418B100

(CUSIP Number)

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

Attention: Chief Financial Officer

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 6418B100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Cypress Semiconductor Corporation (94-2885898)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,488,063
8. Shared Voting Power

0
9. Sole Dispositive Power

1,488,063
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,488,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.3%
14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of NetLogic Microsystems, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 1875 Charleston Road, Mountain View, California 94043.

Item 2. Identity and Background.

Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), designs, develops, manufactures and markets a broad range of silicon-based products and solutions for various markets including consumer, computation, data communications, automotive, industrial and solar power. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134-1599.

Set forth below is the name, position and present principal occupation of each director and executive officer of Cypress. Except as otherwise indicated, the business address of each such person is 198 Champion Court, San Jose, California 95134, and each such person is a citizen of the United States.

Directors

Name	Principal Occupation
W. Steve Albrecht	Associate Dean and Andersen Alumni Professor of Accounting at the Marriot School of Management at Brigham Young University
Eric A. Benhamou	Chairman of the Board of Cypress, 3Com Corporation and palmOne, Inc.
James R. Long	Business Consultant
Alan F. Shugart	Chairman, President and Chief Executive Officer of Al Shugart International
Evert P. Van de Ven	Retired Executive Vice President and Chief Technology Officer of Novellus Systems
Lloyd A. Carney	Chairman and Chief Executive Officer of Micromuse
T.J. Rodgers	President and Chief Executive Officer of Cypress
J. Daniel McCraine	Business Consultant

Executive Officers

Name	Title
T.J. Rodgers	President and Chief Executive Officer and Director
Brad W. Buss	Executive Vice President, Finance and Chief Financial Officer
Ahmad Chatila	Executive Vice President, Memory and Imaging Division
Frances Courreges	Executive Vice President, Quality
Paul Keswick	Executive Vice President, New Products Development
William Minor, Jr.	Executive Vice President, Human Resources
Dinesh Ramanathan	Executive Vice President, Data Communications Division
Christopher A. Seams	Executive Vice President, Sales and Marketing and Operations
Shahin Sharifzadeh	Executive Vice President, Manufacturing and Research & Development
Norm Taffe	Executive Vice President, Consumer and Computation Division

Neither Cypress nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Cypress nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of funds or Other Consideration.

On February 15, 2006, Cypress completed the sale of the assets and intellectual property associated with certain products in Cypress’ network search engine product line to the Issuer in accordance with the definitive agreement dated January 25, 2006, as amended on February 15, 2006.

The Issuer acquired the Ayama™ 10000, Ayama 20000, and NSE70000 Network Search Engine families as well as the Sahasra™ 50000 Algorithmic Search Engine family (the “Disposed Products”). Cypress retained and continues to support the custom TCAM1 and TCAM2 products in its network search engine product family.

At the closing of the transaction, the Issuer issued to Cypress 1,488,063 shares of the Issuer’s Common Stock, which were valued at approximately $52.7 million based on the closing price on February 15, 2006. In addition, within 60 days after the close, the Issuer will issue to Cypress an additional 165,344 shares of the Issuer’s Common Stock upon Cypress’ furnishing to the Issuer certain financial statements regarding the Disposed Products. If certain revenue milestones associated with the Disposed Products are achieved in a twelve-month period after the close of the transaction, the Issuer will pay Cypress up to an additional $10.0 million in cash and up to an additional 330,688 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The information in Item 3 is incorporated herein by reference.

Except as set forth in subsection (a) below, Cypress has no plans or proposals which relate to or would result in any of the following:

(a)	The Issuer may issue to Cypress additional shares of its Common Stock, the aggregate number of which shall not exceed 496,032 shares;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in the foregoing clauses (a) through (i).

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, Cypress beneficially owns 1,488,063 shares of the Issuer’s Common Stock which represent approximately 8.3% of the 17,976,442 issued and outstanding shares of the Issuers’ Common Stock as reported by the Issuer on Form 10-Q for the quarterly period ended September 30, 2005. This number of shares of the Issuer’s Common Stock does not include the up to 496,032 shares of the Issuer’s Common Stock which may be acquired in the future (see Item 3).

(b)	Cypress has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares reported herein. Except for the shares of Common Stock reported herein, Cypress has not effected any transactions to the Common Stock during the past sixty days.

(c)	Except for the acquisition of the shares of the Issuer’s Common Stock reported herein, Cypress has not effected any transactions with respect to the Issuer’s Common Stock during the past sixty days.

(d)	To the knowledge of Cypress, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information in Item 3 is incorporated herein by reference.

In addition, Cypress and the Issuer are parties to a Registration Rights Agreement dated February 15, 2006, pursuant to which the Issuer granted Cypress certain registration rights to facilitate the transfer of Common Stock owned by Cypress.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Agreement for the Purchase and Sale of Assets, dated January 25, 2006 and as amended by that certain Amendment No. 1 to Agreement for the Purchase and Sale of Assets, dated February 15, 2006, by and between Cypress and the Issuer, and Exhibits A and B thereto

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2006

Cypress Semiconductor Corporation

By:	/s/ Brad W. Buss
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Chief Financial Officer